PENN WEST EXPLORATION ANNOUNCES VOTING RESULTS FROM

THE 2013 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

FOR IMMEDIATE RELEASE, June 6, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”) is pleased to announce that its shareholders approved all resolutions outlined in the Notice of 2013 Annual and Special Meeting and Management Proxy Circular dated May 6, 2013 (the “Information Circular”) at its Annual and Special Meeting held on June 5, 2013 (the “Meeting”).

1.	Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, was appointed auditor of Penn West for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following eleven nominees proposed by management were elected as directors of Penn West to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
James E. Allard	174,019,243	80.71%	41,596,184	19.29%
George H. Brookman	165,317,712	76.68%	50,284,763	23.32%
Gillian H. Denham	206,849,150	95.94%	8,750,792	4.06%
Richard L. George	210,698,146	97.72%	4,922,349	2.28%
Daryl H. Gilbert	171,587,211	79.58%	44,021,538	20.42%
Allan P. Markin	211,766,828	98.21%	3,851,937	1.79%
Murray R. Nunns	198,471,171	92.07%	17,105,887	7.93%
Frank Potter	206,403,159	95.74%	9,193,212	4.26%
Jack Schanck	206,811,969	95.92%	8,794,783	4.08%
James C. Smith	206,987,547	96.00%	8,621,473	4.00%
Jay W. Thornton	209,074,418	96.97%	6,534,502	3.03%

3.	Non-Binding Advisory Vote on Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve Penn West’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
197,561,184	91.61%	18,092,835	8.39%

4.	Approval of Unallocated Options Pursuant to the Stock Option Plan

By resolution passed by ballot vote, all unallocated options to acquire common shares under Penn West’s stock option plan until June 5, 2016 were approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
188,295,828	87.31%	27,362,007	12.69%

5.	Approval of Stock Option Plan Amendment

By resolution passed by ballot vote, an amendment to the amending provisions of Penn West’s stock option plan was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
195,995,724	90.88%	19,659,177	9.12%

6.	Approval of Advanced Notice By-Law

By resolution passed by ballot vote, By-Law No. 2 of Penn West relating to the advance notice of nominations of directors was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
171,625,886	79.58%	44,028,138	20.42%

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

Murray Nunns, President & Chief Executive Officer

Phone: 403-218-8939

E-mail: murray.nunns@pennwest.com

Clayton Paradis, Manager, Investor Relations

Phone: 403-539-6343

E-mail: clayton.paradis@pennwest.com